UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25



                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ]Form 10-Q
              [ ] Form N-SAR


                  For Period Ended:  July 31, 2003

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

--------------------------------------------------------------------------------
                     Read Instruction (on back page) Before
                      Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I--REGISTRANT INFORMATION

                            ATSI COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

                            8600 Wurzbach, Suite 700W
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                           San Antonio, Texas    78240
--------------------------------------------------------------------------------
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    / (a) The reasons described in reasonable detail in Part III of this form
    /     could not be eliminated without unreasonable effort or expense;
    /
    / (b) The subject annual report, semi-annual report, transition report on
    /     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] /     filed on or before the fifteenth calendar day following the prescribed
    /     due date; or the subject quarterly report of transition report on Form
    /     10-Q, or portion thereof will be filed on or before the fifth calendar
    /     day following the prescribed due date; and
    /
    / (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    /     has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is needed to gather necessary information.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Antonio Estrada                   (210)           614-7240 ext. 1062
     ---------------------------------   --------------   ----------------------
                  (Name)                   (Area Code)      (Telephone Number)

(2)      Have all other periodic reports required
         under Section 13 or 15(d) of the Securities
         Exchange Act of 1934 or Section 30 of the
         Investment Company Act of 1940 during the
         preceding 12 months or for such shorter
         period that the registrant was required to
         file such report(s) been filed? If answer is       [X] Yes  [ ] No
         no, identify report(s).



--------------------------------------------------------------------------------

(3)      Is it anticipated that any significant
         change in results of operations from the
         corresponding period for the last fiscal
         year will be reflected by the earnings
         statements to be included in the subject           [X] Yes  [ ] No
         report or portion thereof?

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the year ended July 31, 2003 we were forced to idle our network and we were not able to restart our network during the fiscal year. As stated in our 8-K filed on June 16, 2003, two of our operating subsidiaries, ATSI Texas and TeleSpan, Inc. filed for protection under Chapter 11 of the Bankruptcy Code on February 4, 2003 and February 18, 2003, respectively. Additionally, the court ordered joint administration of both cases on April 9, 2003 and subsequently on May 14, 2003 the court converted the cases to Chapter 7 bankruptcies. As a result we estimate that the volume of revenues significantly will decrease from $43 million during the year ended July 31, 2002 to an estimated total revenue of approximately $7.0 million during the year ended July 31, 2003. We also, estimate that our total operating expenses and net loss for the year ended July 31, 2003 will be approximately $12 million and $10 million, respectively.

--------------------------------------------------------------------------------


                            ATSI COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    October 29, 2003                By  /s/Arthur L. Smith
     -----------------------------     -----------------------------
                                       Arthur L. Smith
                                       Chief Executive Officer
                                       /Principal Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be flied with the form.

---------------------------------- ATTENTION -----------------------------------
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------